

Mail Stop 3561

December 28, 2016

Richard Nicholas
Chief Financial Officer
Avangrid, Inc.
157 Church Street
New Haven, Connecticut 06506

> **Re:** **Avangrid, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed April 1, 2016**
> **Form 8-K filed October 25, 2016**
> **File No. 1-37660**

Dear Mr. Nicholas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

Renewables, page 59

1. We note your disclosure that operating revenues for the year ended December 31, 2015 decreased by $122 million due primarily to a reduction in output from your renewable generation facilities, among other factors. In future reports, please provide a more

detailed discussion of the factors that impact electricity production at your generation facilities. Please show us what this disclosure will look like in your supplemental response.

Gas, page 60

2. We note your disclosure stating that your Gas segment operating revenues decreased by 123% in the year ended December 31, 2015 from the previous year. In future reports, please provide more detail regarding the reasons behind the decrease in the Gas segment's results so that investors can better assess whether these results are indicative of a larger trend. Please show us what this disclosure will look like in your supplemental response.

Item 8. Financial Statements and Supplementary Data

Notes to Combined and Consolidated Financial Statements

Note 5. Industry Regulation

Minimum Equity Requirements for Regulated Subsidiaries, page 111

3. We note your disclosure here regarding minimum equity ratio requirements that have the effect of limiting the amount of dividends that your regulated utility subsidiaries can pay as well as your inclusion of Schedule I beginning on page 163. Please tell us: (i) the amount of restricted net assets of consolidated subsidiaries and your equity in the undistributed earnings of investments accounted for by the equity method as of the most recent balance sheet date and how you computed the amount; and (ii) your consideration of providing the disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X.

Form 8-K filed October 25, 2016

Exhibit 99.2

4. Reference is made to your disclosure of Net Debt on page 24. In future quarterly updates, please disclose a quantitative reconciliation to the most comparable GAAP measure. Refer to Rule 100(a)(2) of Regulation G.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Jacqueline Kaufman, Staff Attorney, at (202) 551-3797 with any other questions.

Sincerely,

/s/ William H. Thompson for

James Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products

cc: Daniel Alcain
        Controller